UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Great Lakes Dredge & Dock Corporation
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

390607109
(CUSIP Number)

RYAN LEVENSON
PRIVET FUND MANAGEMENT LLC
79 West Paces Ferry Road
Suite 200B
Atlanta, Georgia 30305
(404) 419-2670

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 390607109

1	NAME OF REPORTING PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,020,425
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,020,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,020,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 390607109

1	NAME OF REPORTING PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,168,925
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,168,925
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,168,925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 390607109

1	NAME OF REPORTING PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,168,925
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,168,925
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,168,925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 390607109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.0001 par value per share (the “Shares”), of Great Lakes Dredge & Dock Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2122 York Road, Oak Brook, Illinois 60523.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Privet Fund LP, a Delaware limited partnership (“Privet Fund”);

(ii)
Privet Fund Management LLC, a Delaware limited liability company (“Privet Fund Management”), which serves as the general partner and investment manager of Privet Fund and the investment manager of a certain managed account (the “Privet Fund Account”); and

(iii)	Ryan Levenson, who serves as the managing member of Privet Fund Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 79 West Paces Ferry Road, Suite 200B, Atlanta, Georgia 30305.

(c)           The principal business of Privet Fund is investing in securities.  The principal business of Privet Fund Management is serving as the general partner and investment manager of Privet Fund and the investment manager of the Privet Fund Account. The principal occupation of Mr. Levenson is serving as the managing member of Privet Fund Management.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Levenson is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Privet Fund and held in the Privet Fund Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,020,425 Shares beneficially owned by Privet Fund is approximately $11,043,968, excluding brokerage commissions.  The aggregate purchase price of the 148,500 Shares held in the Privet Fund Account is approximately $570,345, excluding brokerage commissions.

CUSIP NO. 390607109

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in discussions with the Issuer’s management and Board of Directors (the “Board”) regarding the Issuer’s corporate governance (including Board composition), operations, strategic plans and other means to enhance stockholder value. Specifically, the Reporting Persons believe that the Issuer would benefit from the addition of new, independent directors in the boardroom to serve as direct stockholder representatives.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

 (a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 60,940,829 Shares outstanding as of October 28, 2016, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2016.

As of the close of business on November 18, 2016, Privet Fund beneficially owned 3,020,425 Shares, constituting approximately 5.0% of the Shares outstanding.

As of the close of business on November 18, 2016, 148,500 Shares were held in the Privet Fund Account, constituting less than 1% of the Shares outstanding.

CUSIP NO. 390607109

Privet Fund Management, as the general partner and investment manager of Privet Fund and the investment manager of the Privet Fund Account, may be deemed to beneficially own the 3,168,925 Shares owned in the aggregate by Privet Fund and held in the Privet Fund Account, constituting approximately 5.2% of the Shares outstanding.  Mr. Levenson, as the managing member of Privet Fund Management, may be deemed to beneficially own the 3,168,925 Shares owned in the aggregate by Privet Fund and held in the Privet Fund Account, constituting approximately 5.2% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)           Each of Privet Fund, Privet Fund Management and Mr. Levenson may be deemed to have shared power to vote and dispose of the Shares reported owned by Privet Fund.

Each of Privet Fund Management and Mr. Levenson may be deemed to have shared power to vote and dispose of the Shares held in the Privet Fund Account.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 21, 2016 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated November 21, 2016.

CUSIP NO. 390607109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2016

PRIVET FUND LP

By:	Privet Fund Management LLC General Partner

By:	/s/ Ryan Levenson
	Name:	Ryan Levenson
	Title:	Managing Member

PRIVET FUND MANAGEMENT LLC

By:	/s/ Ryan Levenson
	Name:	Ryan Levenson
	Title:	Managing Member

/s/ Ryan Levenson
Ryan Levenson

CUSIP NO. 390607109

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

PRIVET FUND LP

Purchase of Common Stock	25,000	3.7121	09/12/2016
Purchase of Common Stock	50,000	3.8047	09/13/2016
Purchase of Common Stock	50,000	3.8209	09/14/2016
Purchase of Common Stock	100,000	3.7646	09/16/2016
Purchase of Common Stock	50,000	3.7384	09/19/2016
Purchase of Common Stock	50,000	3.6469	09/20/2016
Purchase of Common Stock	19,962	3.5828	09/21/2016
Purchase of Common Stock	100	3.4800	10/04/2016
Purchase of Common Stock	50,000	3.5000	10/04/2016
Purchase of Common Stock	49,900	3.5100	10/05/2016
Purchase of Common Stock	50,000	3.5545	10/07/2016
Purchase of Common Stock	50,000	3.6204	10/10/2016
Purchase of Common Stock	50,000	3.5593	10/11/2016
Purchase of Common Stock	50,000	3.5149	10/13/2016
Purchase of Common Stock	49,700	3.5500	10/14/2016
Purchase of Common Stock	50,000	3.6117	10/17/2016
Purchase of Common Stock	7,827	3.6494	10/18/2016
Purchase of Common Stock	50,000	3.7356	10/19/2016
Purchase of Common Stock	35,922	3.6215	10/20/2016
Purchase of Common Stock	51,200	3.6175	10/21/2016
Purchase of Common Stock	55,051	3.7300	10/24/2016
Purchase of Common Stock	50,000	3.6954	10/25/2016
Purchase of Common Stock	33,309	3.6682	10/26/2016
Purchase of Common Stock	42,562	3.6401	10/27/2016
Purchase of Common Stock	50,000	3.6376	10/28/2016
Purchase of Common Stock	51,000	3.5784	10/31/2016
Purchase of Common Stock	5,000	3.5495	11/01/2016
Purchase of Common Stock	9,200	3.3109	11/02/2016
Purchase of Common Stock	20,000	3.1842	11/03/2016
Purchase of Common Stock	80,700	3.1252	11/04/2016
Purchase of Common Stock	100,000	3.2447	11/07/2016
Purchase of Common Stock	295,000	3.3909	11/08/2016
Purchase of Common Stock	297,000	3.7780	11/09/2016
Purchase of Common Stock	147,000	3.9858	11/10/2016
Purchase of Common Stock	90,946	4.0500	11/11/2016

PRIVET FUND MANAGEMENT LLC
(Through the Privet Fund Account)

Purchase of Common Stock	5,000	3.7698	09/12/2016
Purchase of Common Stock	10,000	3.7000	09/20/2016
Purchase of Common Stock	30,000	3.5081	10/06/2016
Purchase of Common Stock	5,000	3.6364	10/27/2016
Purchase of Common Stock	4,500	3.2900	11/02/2016
Purchase of Common Stock	10,000	3.2450	11/07/2016
Purchase of Common Stock	35,000	4.1000	11/11/2016